UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Unifi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904677 20 0
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

-------------------------------------------------------------------------------------------------------------
CUSIP No.: 904677 20 0
-------------------------------------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
     William M. Sams
-------------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [X]
-------------------------------------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
-------------------------------------------------------------------------------------------------------------
                                                             5  SOLE VOTING POWER
                                                                             1,515,761
NUMBER OF SHARES                   ----------------------------------------------------------------
  BENEFICIALLY                              6  SHARED VOTING POWER
   OWNED BY                                                    122,410
     EACH                                            ----------------------------------------------------------------
   REPORTING                                   7  SOLE DISPOSITIVE POWER
    PERSON                                                          1,515,761
     WITH                                            ----------------------------------------------------------------
                                                             8  SHARED DISPOSITIVE POWER
                                                                              122,410
-------------------------------------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,515,761
-------------------------------------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ X ]
-------------------------------------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.5%
-------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------------------------------------------

SCHEDULE 13G

-------------------------------------------------------------------------------------------------------------
CUSIP No.: 904677 20 0
-------------------------------------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Marlin Sams Fund, L.P.
-------------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]
(b) [X]
-------------------------------------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------------------------------------
                                                               5  SOLE VOTING POWER
                                                                           0
NUMBER OF SHARES                      -------------------------------------------------------------
  BENEFICIALLY                                 6  SHARED VOTING POWER
   OWNED BY                                                  122,410
     EACH                                              --------------------------------------------------------------
   REPORTING                                     7  SOLE DISPOSITIVE POWER
    PERSON                                                        0
     WITH                                              --------------------------------------------------------------
                                                               8  SHARED DISPOSITIVE POWER
                                                                            122,410
-------------------------------------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   122,410
-------------------------------------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
-------------------------------------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.6%
-------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    PN
-------------------------------------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

The name of the Issuer is Unifi, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 7201 W. Friendly Ave., Greensboro, NC  27410-6237.

Item 2(a).  Name of Person Filing:

This Amendment No. 4 to Schedule 13G is filed on behalf of William M. Sams, individually and Marlin Sams Fund, L.P., a Delaware limited partnership (the “Partnership”) (collectively, the “Reporting Persons”).

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal executive offices of the Partnership are located at 555 Madison Avenue, New York, NY  10022.

The principal business address for the individual Reporting Person is 750 North St. Paul, Suite 1650, Dallas, TX  75201.

Item 2(c).  Citizenship:

The Partnership is a Delaware limited partnership.

The individual Reporting Person is a member of Marlin Sams GenPar, LLC, a Delaware limited liability company, which is the general partner of the Partnership.  The individual Reporting person is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

This Amendment No. 4 to Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

Item 2(e).  CUSIP Number:

The CUSIP number of the common stock is 904677 20 0.

Item 3.

Not applicable.

Item 4.  Ownership.

(a)           Amount beneficially owned:

1)           William M. Sams:                                                                      1,515,761
2)           Marlin Sams Fund, L.P.:                                                              122,410
                                Total:                                                                                                         1,638,171 shares

(b)           Percent of class:

1)           William M. Sams.:                                                                             7.5%
2)           Marlin Sams Fund, L.P.:                                                                   0.6%
Total:                                                                                                                 8.1%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

1)           William M. Sams:                                                       1,515,761
2)           Marlin Sams Fund, L.P.:                                                         0
Total:                                                                                         1,515,761

(ii)           Shared power to vote or to direct the vote:

1)           William M. Sams:                                                         122,410
2)           Marlin Sams Fund, L.P.:                                              122,410
Total:                                                                                            122,410

(iii)          Sole power to dispose or to direct the disposition of:

1)           William M. Sams:                                                      1,515,761
2)           Marlin Sams Fund, L.P.:                                                         0
Total:                                                                                         1,515,761

(iv)          Shared power to dispose or to direct the disposition of:

1)           William M. Sams:                                                         122,410
2)           Marlin Sams Fund, L.P.:                                              122,410
Total:                                                                                            122,410

Mr. Sams is a member of the general partner of the Partnership, and may be deemed to share the power to direct the voting and disposition of the shares of the Issuer held by the Partnership.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Sams is the beneficial owner of any of the securities held by the Partnership.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 14, 2012

/S/ WILLIAM M. SAMS
William M. Sams

MARLIN SAMS FUND, L.P.

  By: Marlin Sams GenPar, LLC,
        General Partner

By: /S/ WILLIAM M. SAMS
Its: Member